23000892

ON

Washington, D.C. 20549

SEC Mail Processing
FEB 27 2023
Washington, DC

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-69515

ANNUAL REPORTS
FORM X-17A-5
PART III *

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MIAC Capital Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

521 Fifth Avenue, Suite ~~900~~ 600
(No. and Street)

New York	NY	10175
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Clark Tucker	205-721-0507	clark.tucker@oysterllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US, LLP
(Name – if individual, state last, first, and middle name)

One Penn Plaza; Ste 3000	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

11/13/2006	2804
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Stephen S. Harris, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MIAC Capital Markets, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Florida
County of Palm Beach

Subscribed and sworn to (or affirmed) before me, the undersigned notary publi, on this 14 day of February 2023

Notary Public

PREPETIT JOSEPH
Notary Public - State of Florida
Commission # HH 029767
My Comm. Expires Aug 26, 202[illegible]
Bonded through National Notary Assn.

Signature: [signature]

Title:
President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MIAC Capital Markets LLC

Financial Statements and Supplementary Information

As of and for the year ended December 31, 2022
(with Reports of Independent Registered Public Accounting Firm)

MIAC CAPITAL MARKETS LLC
December 31, 2022

Table of Contents

bakertilly

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged with Governance of MIAC Capital Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MIAC Capital Markets LLC (the Company) as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly US, LLP

We have served as the Company's auditor since 2015.

New York, New York
February 22, 2023

MIAC CAPITAL MARKETS LLC
Statement of Financial Condition
December 31, 2022

Assets		
Cash	$	136,736
Prepaid Registration Fees		150
Total Assets	$	136,886
Liabilities and Member's Equity		
Due to parent	$	28,058
Accounts payable and accrued expenses		13,665
Total Liabilities		41,723
Member's Equity		95,163
Total Liabilities and Member's Equity	$	136,886

see accompanying notes

MIAC CAPITAL MARKETS LLC
December 31, 2022

Notes to the Financials Statements

1. Organization and Description of Business

MIAC Capital Markets, LLC, (the "Company") was formed in 2014 as a New York state Limited Liability Company. The Company is directly and wholly-owned by the Mortgage Industry Advisory Corporation, "MIAC", a registered SEC Investment Advisor incorporated in 1989 under the laws of the State of Minnesota. The Company's indirect owners are Robert Husted and Paul VanValkenburg, both of whom are principals of MIAC and own equally the entirety of MIAC's voting shares.

The Company is a registered broker-dealer primarily engaged in the referral of transactions in mortgage-backed securities identified by CUSIP. These securities are either SEC-registered securities (for secondary trading only), or securities that may be sold under a registration exemption, such as Rule 144A and/or Regulation S. The Company's referral activities involve agency issued and guaranteed mortgage-backed securities, and private-label, secondary issue only mortgage-backed securities registered with the SEC. The Company is dependent on its parent MIAC for financial support and will continue to be through 2023.

2. Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is dependent on MIAC to fund its development and ongoing operations as the Company has not yet generated sufficient revenue. MIAC intends to provide additional financing, either through direct contributions of capital or through the forgiveness of intercompany debt, until positive cash flows are generated. MIAC is not contractually obligated to continue to provide support. During the year ended December 31, 2022, MIAC extinguished debt of the Company totaling $88,962. Subsequent to December 31, 2022, MIAC has agreed to provide additional capital through the forgiveness of intercompany debt.

3. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days which are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company, a limited liability company, has elected to be taxed as a disregarded entity under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is subject to New York City unincorporated business tax on its earnings. No current year provision has been recorded due to taxable loss.

Notes to the Financials Statements

3. Significant Accounting Policies Continued

The Company follows the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest and penalties on income taxes, and accounting in interim periods. Management evaluated the Company's tax position and concluded that the Company had taken no uncertain tax positions that require adjustments to the financial statements in order to comply with the provisions of this guidance. The Company recognizes penalties as income tax expense. During the year ended December 31, 2022, the Company did not incur any interest and penalties. Tax returns since inception are open for examination.

4. Revenue from Contracts with Customers

The Company follows ASC 606, "Revenue from Contracts with Customers." Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Investment Banking Fees

Success fees from engagements are typically variable fees calculated as a percentage of the aggregate consideration in a transaction. Success fees are generally recognized at the point in time when the performance in the engagement is completed (the closing date of the transaction). The Company derives revenue from broker dealer referrals of transactions in mortgage-backed securities identified by CUSIP.

The Company is compensated on a per-transaction basis. When a transaction results from an introduction of a prospective buyer and seller, the Company will receive a fee from the asset seller. Although the commission is negotiable and may vary from one transaction to another, the standard and customary commission in the mortgage brokerage industry is 25 basis points of the unpaid principal balance or market value of the security or asset being sold. In all instances, the amount of compensation generated will comply with regulatory guidelines. The Company had no contracts with customers during the year ended December 31, 2022.

MIAC CAPITAL MARKETS LLC
December 31, 2022

Notes to the Financials Statements

5. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2022, the Company's net capital was $95,013, which exceeded the requirement by $90,013. The Company's ratio of aggregate indebtedness to net capital was 43.91%.

6. Commitments and Contingencies

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this could involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

7. Related Party Transactions

The Company has entered into an expense sharing agreement with MIAC, as of December 23, 2014, whereby all expenses related to the business of the Company will be borne by the Company as follows. All registration and filing fees incurred in connection with associated persons of the Company for registrations which may be required under (i) the Securities Exchange Act of 1934 (the "Exchange Act")' (ii) the By-Laws and Rules of Financial Industry Regulatory Authority ("FINRA"): and (iii) all applicable securities laws and regulations of those States and other jurisdictions in which such associated persons of the Company intend to conduct business; and all FINRA-related dues and assessment fees, annual independent auditor fees, fidelity bond premium fees, and its own federal, state, and local tax liabilities.

Any expenses paid by MIAC on behalf of the Company will be reimbursed by the Company at the cost to MIAC. While the Company is responsible for these expenses, MIAC will periodically pay for these expenses and the Company recognizes a liability to MIAC for these amounts paid. 2022 expenses incurred under the expense sharing agreement totaled $48,100. Included in this is the New York office space (office space lease is in the name of MIAC) which has aggregated $24,000 for the year ended December 31, 2022. The Company also incurred third party expenses of $26,020 for the year ended December 31,2022 that will be reimbursed to MIAC.

This agreement shall be terminated upon the cessation of the Company's commercial operations.

8. Subsequent Events

The Company has evaluated subsequent events through February 22, 2023, the date the Company's financial statements were available to be issued and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.